UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT

Information Statement Pursuant to Section 14(f)-1
of the Securities Exchange Act of 1934

HYPERTENSION DIAGNOSTICS, INC.

(Exact name of Registrant as specified in its charter)

Minnesota	0-24635	41-1618036

(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2915 Waters Road, Suite 108
Eagan, Minnesota	55121

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  651-687-9999

HYPERTENSION DIAGNOSTICS, INC.
2915 Waters Road, Suite 108
Eagan, Minnesota 55121-1562

Dear Shareholder:

     This notice and the accompanying information statement are being provided to inform you that the Board of Directors of Hypertension Diagnostics, Inc. has approved a change in the majority of its directors pursuant to the terms of the private placement of its securities on August 28, 2003, described in this Information Statement as the “Unit Placement.”

     The change in the majority of our directors will take effect no less than ten (10) days after the enclosed information statement is first mailed to you.

     No action is required by you. The sole purpose of this letter and the enclosed information statement is to inform you of the actions described in this Information Statement as required by the rules of the U.S. Securities and Exchange Commission.

This Is Not A Notice Of A Meeting Of Shareholders.
No Shareholders Meeting Will Be Held Relating to the Change in Directors.

By Order of the Board of Directors,

Mark N. Schwartz, Chairman of the Board

Eagan, Minnesota
September 8, 2003

INFORMATION STATEMENT
Voting Securities And Principal Holders Thereof
Security Ownership Of Certain Beneficial Owners And Management
Change Of Control
Identification Of Directors And Executive Officers
Certain Relationships And Related Transactions
Compliance With Section 16(a) Of The Securities Exchange Act Of 1934
Meetings Of The Board Of Directors And Committees
Compensation Of Directors And Executive Officers
Signatures

HYPERTENSION DIAGNOSTICS, INC.
2915 Waters Road, Suite 108
Eagan, Minnesota 55121-1562

INFORMATION STATEMENT
September 8, 2003

     This Information Statement, mailed on or about September 8, 2003, is being furnished to holders of record as of August 27, 2003 of shares of common stock of Hypertension Diagnostics, Inc., a Minnesota corporation, in connection with a proposed change in the majority of our directors and pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

Summary

     On August 28, 2003, we completed a private placement (the “Unit Placement”) of 585,980 units (the “Units”) comprised of 585,980 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”), 9,318,866 shares of our common stock, purchase warrants which entitle the holders thereof to acquire an aggregate of 1,464,975 shares of Series A Preferred Stock and 23,297,213 shares of common stock.

     In connection with the closing of the Unit Placement, Dr. Charles F. Chesney resigned from our Board of Directors (the “Board”), leaving Messrs. Kenneth W. Brimmer and Greg H. Guettler and Dr. Jay N. Cohn as our directors. Effective as of the closing date of the Unit Placement, the Board increased the number of directors to seven and appointed three designees of Mark N. Schwartz to the Board: Mark N. Schwartz, Larry Leitner and Alan Stern. Also effective as of the closing date, Mark N. Schwartz was elected Chairman of the Board. Dr. Steven Gerber, a fourth designee of Mr. Schwartz, will take office as a member of the Board effective on the eleventh (11th) day after the mailing of this Information Statement and subject to the delivery of this Information Statement.

     This Information Statement is being mailed on or about September 8, 2003 to shareholders of record on August 27, 2003. This Information Statement is being delivered only to inform you of the corporate actions described in the Information Statement before they take effect, in accordance with Section 14(f) of the Exchange Act and Rule 14(f)-1 promulgated thereunder.

     This Information Statement Is Being Provided Solely For Informational Purposes And Not In Connection With A Vote Of Our Shareholders.

Voting Securities And Principal Holders Thereof

     As of August 27, 2003, the record date for determination of the shareholders entitled to receive this Information Statement, there were 10,381,257 shares of our common stock issued and outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders and as of August 27, 2003 our common stock constituted the only class of our securities entitled to vote.

Security Ownership Of Certain Beneficial Owners And Management

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 27, 2003 by (i) each person or entity known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our directors as of August 27, 2003 and each person appointed as a director on August 28, 2003, (iii) our President and our two other most highly compensated officers whose compensation exceeded $100,000 during the fiscal year ended June 30, 2003 (the “Named Executive Officers”) and (iv) all of the directors and executive officers as a group. Unless otherwise indicated, the persons listed below have sole voting and investment power with respect to the shares and may be reached at 2915 Waters Road, Suite 108, Eagan, Minnesota 55121.

	Shares of Common Stock Beneficially Owned

		Shares
		Acquirable		Percentage of
		within 60		Common Stock
Name of Beneficial Owner	Shares	Days(1)	Total	Beneficially Owned

Mark N. Schwartz (2)	0	0	0	*
Larry Leitner (2)	220,000	0	220,000	2.1%
Alan Stern (2)	158,200	0	158,200	1.5%
Steven Gerber (2)	0	0	0	*
Greg H. Guettler (3)	25,000	0	25,000	*
Charles F. Chesney (3)	59,000	0	59,000	*
James S. Murphy	54,000	0	54,000	*
Jay N. Cohn (3)	104,174	0	104,174	1.0%
Kenneth W. Brimmer (3)	54,500	0	54,500	*
Stanley M. Finkelstein, Ph.D. Health Informatics Division, Box 609UMHC 420 Delaware St. S.E., Minneapolis, MN 55455	54,383	257,688	312,071	2.9%
Wayne W. Mills (4) 5020 Blake Rd. S2E Edina, MN 55436	318,000	85,000	403,000	3.9%
A group consisting of Alpha Capital Aktiengesellschaft, Stonestreet Limited Partnership and Ellis Enterprises Ltd. (5)	0	3,488,767	3,488,767	25.2%
All Officers and Directors as a Group (9 persons)	674,874	0	674,874	6.5%

*	Less than 1%.

(1)  Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding the options and warrants for computing such person’s percentage, but are not treated as outstanding for computing the percentage of any other person. The amounts listed above do not include the 1,768,737 options granted to our current officers and directors who have, in connection with the Unit Placement and pursuant to a Reservation Agreement dated as of August 4, 2003, agreed that such options may not be exercised until such time as our shareholders authorize an increase in the total authorized number of shares of common stock to at least 150,000,000 shares from the 25,000,000 shares of common stock currently authorized, which options include: 379,428 options of Greg H. Guettler; 532,474 options of Charles F. Chesney; 308,124 options of James S. Murphy; 469,211 options of Jay N. Cohn; and 79,500 options of Kenneth W. Brimmer. See “Change of Control” for a full description of the Unit Placement and related transactions.

(2)  Elected as our director as of August 28, 2003, with Dr. Gerber taking office as of the 11th day after the mailing of this Information Statement.

(3)  Serving as our director as of August 27, 2003. Effective as of August 28, 2003, Dr. Chesney resigned as a director in connection with the closing of the Unit Placement.

(4)  Based on an Amendment No. 2 to Schedule 13G filed with the U.S. Securities and Exchange Commission on behalf of Mr. Mills on February 14, 2002.

(5)  Includes: (a) an aggregate of 3,238,767 shares of common stock to be issued to the shareholders upon the closing of that certain Conversion and Voting Agreement dating as of August 1, 2003 by and between Hypertension Diagnostics, Inc. and the shareholders providing for the satisfaction of our 8% Convertible Notes due March 27, 2005, which closing occurred concurrently with the closing of the Unit Placement and (b) 250,000 shares of our common stock issuable upon exchange of warrants granted to these shareholders as of March 27, 2002. See “Change of Control” for a full description of the Unit Placement and related transactions.

Change Of Control

Unit Private Placement

     On August 28, 2003, we completed the private placement (the “Unit Placement”) of 585,980 units (the “Units”) to a group of investors lead by Mark N. Schwartz. The 585,980 Units are comprised of 585,980 shares of Series A Preferred Stock, 9,318,866 shares of our common stock, and warrants as follows:

•	Nine-month preferred stock purchase warrants permitting the holders to purchase an aggregate of 585,980 shares of the Series A Preferred Stock at an exercise price of $2.04 per share.

•	Nine-month common stock purchase warrants permitting the holders to purchase an aggregate of 9,318,866 shares of common stock at an exercise price of $0.17 per share.

•	Eighteen-month preferred stock purchase warrants permitting the holders to purchase an aggregate of 468,797 shares of the Series A Preferred Stock at an exercise price of $2.64 per share.

•	Eighteen-month common stock purchase warrants permitting the holders to purchase an aggregate of 7,455,114 shares of common stock at an exercise price of $0.22 per share.

•	Sixty-month preferred stock purchase warrants permitting the holders to purchase an aggregate of 410,198 shares of Series A Preferred Stock at an exercise price of $3.60 per share; and

•	Sixty-month common stock purchase warrants permitting the holders to purchase an aggregate of 6,523,233 shares of common stock at an exercise price of $0.30 per share.

     To facilitate our continued operations pending a closing of the Unit Placement, we obtained $20,000 bridge financing loans on August 4, 2003 from each of Kenneth W. Brimmer, our Director, and James S. Murphy, our Senior Vice President, Finance and Administration, and Chief Financial Officer. On August 15, 2003, we obtained an additional $75,000 bridge financing loan from Dr. Jay N. Cohn, our director. The bridge financing loans are each evidenced by unsecured promissory notes (collectively, the “Bridge Financing Notes”). The Bridge Financing Notes accrued interest at the annual rate of 8% and were due on demand of the holder at any time after September 1, 2003. In connection with the Unit Placement, the principal amounts due under the Bridge Financing Notes were automatically converted into Units in the Unit Placement at the same rate as a cash investment.

     Reflecting the repayment through conversion of Bridge Financing Notes, the Unit Placement resulted in gross cash proceeds of $2,289,000 and, after deduction of expenses associated with the Unit Placement, net cash proceeds of approximately $1,938,000.

     Because of the voting power held by Mr. Schwartz as proxy for 12,557,633 shares of our common stock and 585,980 shares of our Series A Preferred Stock immediately following the closing of the Unit Placement and the Conversion Agreement, each as described below, the closing of these transactions constitutes a change of control of us.

Description of Series A Preferred Stock

     On August 28, 2003, we designated 4,177,275 shares of our 5,000,000 shares of preferred stock as Series A Convertible Preferred Stock (the “Series A Preferred Stock”) pursuant to a Certificate of Designation, Preferences and Rights with respect to the Series A Preferred Stock (the “Certificate of Designation”). Each share of the Series A Preferred Stock is initially convertible into twelve (12) shares of our common stock, subject to adjustment as provided in the Certificate of Designation for customary anti-dilution adjustments and issuances below the conversion price in effect, initially $.14 per share. The Series A Preferred Stock is convertible into shares of our common stock at any time, subject to the limitation described below on our ability to issue shares of common stock upon conversion for lack of authorized shares of common stock. Further, the Series A Preferred Stock will automatically be converted into our common stock upon sale of all or substantially all of our assets, a consolidation or merger. Each share of the Series A Preferred Stock shall entitle its holder to vote on all matters voted on by holders of our common stock on an as-if converted basis.

     In addition, so long as any shares of the Series A Preferred Stock are outstanding, we may not, without the approval of the majority of the holders of the Series A Preferred Stock then outstanding, take certain corporate actions, as described in the Certificate of Designation. Upon any liquidation, the holders of the Series A Preferred Stock shall be entitled to receive out of our assets a liquidation preference equal to an internal rate of return on the adjusted stated value equal to 20%. Any assets remaining after this initial distribution shall be distributed to the holders of our common stock and the Series A Preferred Stock on an as-if converted basis.

     In addition to participating in any dividend paid to holders of our common stock on an as-if converted basis, each share of the Series A Preferred Stock will accrue an annual, cumulative, compounding preferred dividend of 11% per year (the “Preferred Dividend”). The Preferred Dividend shall be payable by the Company, in arrears, commencing one year from the closing of the Unit Placement, upon the failure of the Proposal to be approved within the required time (as described below). If we declare or pay any dividend on our junior securities, we must also declare and pay to the holders of Series A Preferred Stock a cumulative and compounding dividend equal to 11% per year.

Unit Placement Documents

     As a condition to the Unit Placement, each of the investors in the Unit Placement (each, an “Investor” and collectively, the “Investors”) entered into a Shareholders’ Agreement, Voting Agreement, with an irrevocable proxy, and Registration Rights Agreement.

     Below is a summary of each of these documents which is qualified in its entirety by reference to the document which is attached as an exhibit to our Current Report on Form 8-K dated August 28, 2003:

Shareholders’ Agreement

     The Shareholders’ Agreement contains provisions relating to, among other things, preemptive rights, rights of first refusal and approval of certain transactions.

Preemptive Rights

     The Shareholders’ Agreement provides that, so long as an Investor continues to hold at least 50% of the number of shares of the Series A Preferred Stock originally owned by such Investor, if we propose to offer any unregistered shares for the purpose of financing our business other than: (i) stock options compensation to officers, directors, or consultants; or (ii) shares issued in the acquisition of another company, we will first offer such shares to such Investors on a pro rata basis equal to the dollar amount of their original investment for two more additional private financings, each resulting in net proceeds to us of at least $2,000,000. The Investors shall have 15 business days to accept or reject our offer.

Right of First Refusal

     The Shareholders’ Agreement provides that each of the Investors and us will have a right of first refusal with respect to any other Investor’s proposed sales to a third party of the Series A Preferred Stock and common stock acquired in the Unit Placement or which may be issuable upon exercise or conversion of the Warrants. An Investor desiring to transfer any such shares of the Series A Preferred Stock and common stock, as the case may be, to any third party must provide notice to the Company and the other Investors in the Unit Placement, specifying the terms of the proposed transfer, which notice shall constitute an irrevocable offer to sell such shares to the Company and the other Investors in the Unit Placement on the identical terms of the proposed transfer to the third party. The Company and the other Investors in the Unit Placement will have 35 days to exercise their right to purchase. The Company will have 15 days from the receipt of such notice to accept the offer, and if the Company shall not have purchased all of the offered shares during such 15 day period, then the other Investors in the Unit Placement shall have a right to purchase a fraction of the offered shares as determined by dividing the number of shares of Series A Preferred Stock owned by such Investor by the total number of shares of issued and outstanding Series A Preferred Stock, with the right of an Investor to purchase a proportionate amount of the offered shares that are not purchased by any of the other eligible Investors. Sales of the Series A Preferred Stock can occur to a third party, after giving effect to our rights and the rights of the other Investors.

Preferred Shareholder Approval

     The Shareholders’ Agreement provides that so long as any shares of Series A Preferred Stock remain outstanding, we will not undertake any of the following actions without first obtaining the affirmative vote of holders of more than 50% of the issued and outstanding shares of Series A Preferred Stock:

•	alter or adversely change the powers, preferences or rights given to the Series A Preferred Stock;

•	alter or amend the Certificate of Designation in a manner adverse to the holders of the Series A Preferred Stock;

•	authorize or issue (by reclassification or otherwise) any class of equity security having any right, preference or privilege senior to or pari passu with the Series A Preferred Stock with respect to voting, dividend, redemption, conversion or liquidation, or any other rights;

•	amend our Articles, bylaws or other charter documents in a manner adverse to the holders of the Series A Preferred Stock;

•	increase the authorized number of shares of the Series A Preferred Stock;

•	declare or cause any dividend to be paid to the holders of the common stock;

•	consummate a Sale Transaction;

•	cause our liquidation or dissolution; or

•	authorize or cause the repurchase of any of our equity securities.

Termination

     The Shareholders’ Agreement will automatically terminate upon the earlier of any of the following to occur: (i) 24 months after its effective date of August 28, 2003; (ii) the execution by us of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of our property and assets; (iii) the written agreement between us and the holders of more than 50% of the issued and outstanding shares of the Series A Preferred Stock; or (iv) consummation of any Sale Transaction, which means a sale, conveyance or disposition of all or substantially all of our assets; or the effectuation by us of a transaction or series of related transactions in which more than fifty percent

(50%) of our voting power is disposed of or transferred, including without limitation the acquisition by any person or group (as such term is defined in Section 13(d)(3) of the Exchange Act) of persons of more than fifty percent (50%) of our voting power; or a consolidation or merger of us with or into any other person or entity following which our shareholders immediately prior to such consolidation or merger own less than fifty percent (50%) of the capital stock of the surviving entity immediately after such consolidation or merger.

Voting Agreement

     The Voting Agreement shall terminate upon the earlier of: the date the Investors in the Unit Placement no longer own any shares of Stock (defined below) or 48 months from the date of the Voting Agreement. The Voting Agreement provides, among other things, that each party to the Voting Agreement will agree to vote all of the Stock (which means shares of common stock, preferred stock and any other class of our equity securities and shall include any shares of common stock issuable upon exercise, exchange or conversion of securities exercisable or exchangeable for or convertible into shares of our common stock) held by such party:

•	To cause and maintain a Board of Directors composed of seven members.

•	To maintain Greg H. Guettler, Kenneth W. Brimmer and Dr. Jay N. Cohn as members of the Board of Directors through the completion of their respective terms on the Board of Directors, and to elect and maintain each of Greg H. Guettler and Dr. Jay N. Cohn as members of the Board of Directors for one additional three-year term after the completion of their current term. Mr. Guettler’s current term expires after fiscal year 2003 and Mr. Brimmer’s and Dr. Cohn’s current terms expire after fiscal year 2004.

•	To elect for one term each of the four directors nominated by Mark N. Schwartz to serve as members of the Board of Directors (one of whom shall be designated by Mr. Schwartz as the Chairman of the Board of Directors of the Company), and to maintain each director so nominated as a member of the Board of Directors for the balance of their respective term.

•	In favor of the amendment to the Proposal (as described below under “Lack of Authorized Common Stock and Approval of the Proposal”) and in favor of any other shareholder proposal recommended by the Board of Directors relating to the increase in the authorized capital stock of the Company.

     Notwithstanding the foregoing, the obligation of an Investor to vote in favor of any of the persons as described above shall terminate with respect to such person, if such person is convicted of any felony, any violation of any federal or state securities law, engages in intentional or grossly negligent conduct in the performance of his duties, or breaches his fiduciary duty to us as determined by seventy-five percent of the Board of Directors.

Registration Rights Agreement

     None of the securities issued or issuable in the Unit Placement have been registered for resale under the Securities Act or applicable state securities laws and therefore, none of these securities may be transferred unless they are registered under the Securities Act or an exemption from the registration requirements under the Securities Act exists.

     Pursuant to the Registration Rights Agreement, Investors have certain one-time registration rights with respect to the shares of our Series A Preferred Stock, our shares of common stock, and the shares of the Series A Preferred Stock and shares of common stock issuable upon the exercise of the warrants components of the Units. Pursuant to the Registration Rights Agreement, during the period commencing

120 days after the final closing of the Unit Placement and expiring 48 months after the final closing of the Unit Placement, the holders of the Units are entitled to demand that we effect as soon as practicable the registrations of the following components of the Units:

•	the common stock issuable upon conversion of the Series A Preferred Stock purchased in the Unit Placement by such holders;

•	the common stock purchased in the Unit Placement by such holders; and

•	with respect to each of the warrants components of the Units, (A) the common stock issuable upon conversion of the Series A Preferred Stock issuable upon exercise of the Series A Preferred Stock purchase warrants, and (B) the common stock issuable upon exercise of the common stock purchase warrants.

     Each of the foregoing “demand” registrations is a one-time right and any such “demand” registration will be subject to reasonable underwriter cutback, provided however, that such holders will be entitled to additional demand registrations if necessary until all shares (whether common stock or Series A Preferred Stock, as the case may be) requested to be registered under the initial demand registrations are registered, and such additional demand registrations may be made after the expiration of the 48 month period described above.

     Upon any such demand for registration, we will use our commercially reasonable efforts to file a registration statement with the U.S. Securities and Exchange Commission to register the shares entitled to registration and thereafter use commercially reasonable efforts to cause such registration statement to be declared effective by the U.S. Securities and Exchange Commission. We are also obligated to register the shares of our common stock offered hereby, the Series A Preferred Stock offered hereby, and the common stock and the Series A Preferred Stock underlying the Warrants in certain cases if we propose to register other securities; these rights are commonly called “piggy-back” registration rights. In most cases, we will bear the expense of such registration. In the event of any registration, we are only required to register the securities of the Investor with respect to the Investor’s state of residence set forth in the Securities Purchase Agreement executed by the Investor in subscribing for Units in the Unit Placement.

Composition of Board of Directors and Changes In Management Following Unit Placement

     In connection with the closing of the Unit Placement, Dr. Charles F. Chesney resigned from our Board of Directors, leaving Messrs. Kenneth W. Brimmer, Greg H. Guettler and Dr. Jay N. Cohn as our directors. Effective as of the closing date of the Unit Placement, the Board of Directors increased the number of directors to seven and appointed three designees of Mr. Schwartz to the Board: Mr. Schwartz, Larry Leitner and Alan Stern. Also effective as of the closing date, Mr. Schwartz was elected Chairman of the Board of Directors. Dr. Steven Gerber, a fourth designee of Mr. Schwartz, will take office as a member of the Board of Directors effective on the eleventh day after the filing and mailing of the information required by Rule 14f-1 of the Securities Exchange Act of 1934.

     Also effective as of the closing of the Unit Placement, Mr. Schwartz began serving as our Chief Executive Officer.

Lack of Authorized Common Stock and Approval of the Proposal

     Immediately prior to the Unit Placement, we had 10,381,257 shares of our common stock outstanding, an additional 3,785,415 shares of our common stock reserved for issuance upon exercise or conversion of outstanding options and warrants and no shares of preferred stock designated or issued.

     Immediately following the completion of the Unit Placement and the closing of the Conversion and Voting Agreement (as described below), our total number of shares issued was 22,938,890, total number of shares reserved for issuance was 2,016,678 and total number of shares to be reserved for issuance in connection with the Unit Placement was 47,908,673. Thus, we have insufficient shares of common stock authorized to allow for the reservation and issuance of all shares of common stock underlying the Series A Preferred Stock and the common stock purchase warrants components of the Units.

     Because of our lack of sufficient authorized common stock, we have agreed to seek the approval of our shareholders of an amendment to our Articles of Incorporation increasing the number of shares of common stock authorized to at least 150,000,000 shares (or such other number as may be sufficient to allow for the reservation for issuance of all of the shares of common stock underlying each outstanding security convertible or exercisable for or exchangeable into, common stock) (the “Proposal”). In connection with the closing of the Unit Placement, we agreed to call a meeting of our shareholders and to obtain the approval of our shareholders of the Proposal within 120 days of the final closing of the Unit Placement.

     See below under the heading “Voting Power After the Unit Placement” and “Satisfaction of Notes and Note Holder Proxy” for a description of the voting power held by our shareholders following the Unit Placement and proxies granted to Mr. Schwartz to vote in favor of the Proposal.

     There can be no assurance that we will obtain the approval of our shareholders of the Proposal. Investors in the Unit Placement will not be able to convert or exercise, respectively, any of the Series A Preferred Stock or common stock purchase warrants, until such time as our shareholders approve an amendment to our Articles of Incorporation increasing the number of shares of common stock authorized.

     If the Proposal is not approved within 120 days of the final closing of the Unit Placement, that is, on or before December 26, 2003, the following events will occur:

•	We have authorized a twelve-to-one forward stock split of the Series A Preferred Stock and proportional increase in the authorized Series A Preferred Stock, which will become effective immediately and automatically;

•	The common stock purchase warrants issued in the Unit Placement shall automatically convert to the right to purchase one-twelfth (1/12) of one share of the Series A Preferred Stock, and the exercise price of each share issuable upon exercise of such warrants shall automatically increase by a multiple of 12;

•	The registration rights relating to the common stock sold or underlying other securities sold in the Unit Placement will become registration rights with respect to the Series A Preferred Stock;

•	The Series A Preferred Stock will accrue a cumulative and compounding dividend, payable in arrears, equal to 11% per year from the date of issuance to the date of payment; and

•	All option-based compensation payable to Mr. Mark N. Schwartz, our Chief Executive Officer, will be payable in shares of Series A Preferred Stock.

Reservation Agreement and Other Proxies

     In connection with the Unit Placement, we entered into that certain Reservation Agreement dated as of August 4, 2003 with Messrs. Brimmer, Guettler and Murphy and Drs. Cohn and Chesney (the “Optionees”). Each of the Optionees agreed that each option to purchase our common stock held by such Optionee may not be exercised until such time as our shareholders approve of the Proposal. The number of shares of our common stock underlying options granted to the Optionees are as follows: 379,428 shares, Greg H. Guettler; 532,474 shares, Charles F. Chesney; 308,124 shares, James S. Murphy; 469,211 shares, Jay N. Cohn; and 79,500 shares, Kenneth W. Brimmer.

     In connection with the closing of the Unit Placement, the Optionees also delivered a proxy appointing either of Kenneth W. Brimmer or Greg H. Guettler as proxies to vote all of such Optionee’s securities:

•	for the approval of the Proposal;

•	to cause and maintain a board of directors composed of seven members; and

•	at the meeting at which the Proposal is voted upon, approval of the election to the Board of Directors of the four persons nominated by Mr. Schwartz and, once elected, approval of the presence on the Board of Directors of such nominee during such nominee’s respective initial full term as a director.

     Notwithstanding the foregoing, the obligation of the Optionee to vote as described above will terminate with respect to any nominee of Mr. Schwartz, if such nominee is convicted of any felony, any violation of any federal or state securities law, engages in intentional or grossly negligent conduct in the performance of his duties, or breaches his fiduciary duty to us as determined by 75% of the Board of Directors.

     The proxy will terminate upon the earlier of: (a) approval of the Proposal or (b) the date of a meeting at which four persons are nominated by Mr. Schwartz for election to the Board of Directors.

Voting Power After the Unit Placement

     Investors in the Unit Placement were issued 9,318,866 shares of our common stock, representing 40.6% of the 22,938,890 shares of common stock outstanding immediately following the Unit Placement. These investors were also issued 585,980 shares of Series A Preferred Stock, representing all of the issued and outstanding Series A Preferred Stock. Holders of Series A Preferred Stock are entitled to vote on all matters presented at any meeting of voting securities of the Company and to cast votes on an as-if converted basis. Each share of Series A Preferred Stock is initially convertible into 12 shares of our common stock and thus, would be entitled to cast 12 votes.

     Proxies representing an aggregate of 9,615,540 shares of our common stock (the 9,318,866 shares of our common stock issued in the Unit Placement and the 296,674 shares of our common stock held by Messrs. Brimmer, Guettler and Murphy and Drs. Cohn and Chesney prior to the Unit Placement) and proxies representing all 585,980 shares of our Series A Preferred Stock have been executed voting in favor of the Proposal and of the composition of the Board of Directors as described above. Additionally, Mr. Schwartz holds proxies representing the 9,318,866 shares of common stock issued in the Unit Placement which he may vote in his discretion until the termination of such proxy.

     The 9,615,540 shares of common stock subject to proxies represent 41.9% of the 22,938,890 shares of common stock outstanding immediately following the Unit Placement and closing of the Conversion Agreement, as described below and the 585,980 shares of Series A Preferred Stock subject to proxies represent 100% of the issued and outstanding Series A Preferred Stock.

     Further, because the Series A Preferred Stock is entitled to vote on all matters with the holders of our common stock and entitled to initially cast 12 votes for each share of Series A Preferred Stock held, the proxies representing 9,615,540 shares of common stock and proxies representing 585,980 shares of Series A Preferred Stock result in voting power of 16,647,300 shares, or 55.5% of the 29,970,650 votes entitled to be cast by holders of our common stock and Series A Preferred Stock, together as a class, outstanding immediately following the Unit Placement and closing of the Conversion Agreement, as described below. See “Satisfaction of Notes and Note Holder Proxy” for additional information on voting power by Mr. Schwartz as proxy with respect to 3,238,767 shares of our common stock issued in connection with the Conversion Agreement, as described below.

     Of the 9,318,866 shares of our common stock issued in the Unit Placement, 1,445,250 shares, or 15.5% of the shares were issued in the Unit Placement to Mr. Schwartz and his director designees, Alan Stern, Larry Leitner and Dr. Steven Gerber. Immediately after the Unit Placement and including the shares previously held by each of them, Mr. Schwartz and his director designees, Alan Stern, Larry Leitner and Dr. Steven Gerber, held 1,823,450 shares or 7.9% of our 22,938,890 shares outstanding as of August 29, 2003.

Satisfaction of Notes and Note Holder Proxies

     Pursuant to a Subscription Agreement dated March 27, 2002, we issued three-year 8% Convertible Notes (the “Notes”) to Alpha Capital Aktiengesellschaft (“Alpha”), Stonestreet Limited Partnership (“Stonestreet”), Palisades Equity Fund, L.P., Ellis Enterprises Ltd. (“Ellis”) and Bristol Investment Fund, Ltd. in an aggregate principal amount of $2,000,000.

     On August 28, 2003, we closed the transactions under a Conversion and Voting Agreement dated August 1, 2003 (“Conversion Agreement”) with Alpha, Stonestreet and Ellis (collectively, the “Holders”), the remaining holders of the Notes, for the complete satisfaction and discharge of all amounts and obligations under the Notes, including any penalties relating to the Notes.

     Pursuant to the Conversion Agreement, the Holders converted 1/3 of the outstanding principal and accrued but unpaid interest as of July 10, 2003 into 1,472,168 shares of our common stock. The rate of this conversion was 1 share of our common stock for each $.12 of outstanding principal and accrued but unpaid interest. Further, we issued to the Holders 1,766,599 shares of our common stock in connection with the satisfaction of the remaining 2/3 of the outstanding principal and accrued but unpaid interest (a rate of conversion of 1 share of our common stock for each $.20 of outstanding principal and accrued but unpaid interest). As of July 10, 2003, there was $518,023.50 in outstanding principal and $11,956.57 in accrued but unpaid interest relating to the Notes.

     In connection with the closing of the Conversion Agreement, we issued 3,238,767 shares of our common stock to the Holders as follows: Alpha Capital Aktiengesellschaft, 1,936,382 shares, Stonestreet Limited Partnership, 1,057,526 shares and Ellis Enterprises Ltd., 244,859 shares.

     In connection with the Conversion Agreement, each of the Holders was required to execute and deliver an irrevocable proxy with Mr. Schwartz named as proxy to vote in favor of the Proposal and such other matters (provided such matters do not adversely effect the rights of the Holders) as may be presented at any or all meetings, regular or special, of any holders of voting securities of the Company, or any adjournments or postponements thereof during the term of the proxy. The proxy executed by the Holders is for a term which expires upon the earliest to occur of: (a) one (1) business day following the date we declare a record date for determination of shareholders entitled to receive notice of, and vote at, a meeting of shareholders with respect to the Proposal; or (b) one hundred twenty (120) calendar days following the date of the Unit Placement.

     Following the closing of the Conversion Agreement and the Unit Placement, the 3,238,767 shares issued to the Holders under the Conversion Agreement, the 9,318,866 shares of common stock issued in the Unit Placement, 296,674 shares owned by Messrs. Brimmer, Guettler and Murphy and Drs. Cohn and Chesney, a total of 12,854,307 shares of common stock and all 585,980 shares of our Series A Preferred Stock are subject to proxies voting in favor of, among other things, the Proposal. Of the 12,854,307 shares of our common stock subject to proxies, 12,557,633 shares of our common stock are subject to proxies granted to Mr. Schwartz on the terms as described above with respect to each proxy.

     These 12,854,307 shares of common stock subject to proxy represent 56.0% of the 22,938,890 shares of common stock outstanding immediately following the Unit Placement and the 585,980 shares of Series A Preferred Stock represents 100% of the issued and outstanding Series A Preferred Stock. Further, because the Series A Preferred Stock is entitled to vote on all matters with the holders of our common stock and entitled to initially cast 12 votes for each share of Series A Preferred Stock held, the proxies representing 12,854,307 shares of common stock and 585,980 shares of Series A Preferred Stock result in voting power of 19,886,067 shares, or 66.4% of the 29,970,650 votes entitled to be cast by holders of our common stock and Series A Preferred Stock, together as a class, outstanding immediately following the Unit Placement and closing of the Conversion Agreement.

Identification Of Directors And Executive Officers

Identification of Directors

     Our Articles of Incorporation and Bylaws provide that the Board of Directors is classified into three classes, Class I, II and III, with the members of each class to serve (after an initial transition period) for a staggered term of three years. As the term of each class expires, the successors to the directors in that class will be elected for a term of three years. Mr. Guettler is a Class II director whose term will expire after fiscal year 2003. As Class III directors, the terms of Mr. Brimmer and Dr. Cohn expire after fiscal year 2004. When they were elected to the Board of Directors, Mr. Schwartz was designated as a Class III director, Messrs. Leitner and Stern were each designated as a Class I director and Dr. Gerber was designated as a Class II director.

     The following table sets forth the name, age and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each member of our Board of Directors as of the date hereof and of Dr. Steven Gerber who will take office as a member of the Board on the eleventh (11th) day after the mailing of this Information Statement to our shareholders:

Name	Age	Position	Director Since

Mark N. Schwartz	46	Chief Executive Officer and Chairman of the Board of Directors	2003
Larry Leitner	50	Director	2003
Alan Stern	48	Director	2003
Steven Gerber, M.D.	49	Director designee	—
Greg H. Guettler	49	President and Director	1997

Kenneth W. Brimmer(1)(2)	48	Director	1995
Jay N. Cohn, M.D.(1)(2)	73	Chief Medical Consultant, Chairman of the Scientific and Clinical Advisory Board and Director	1988

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

     Mark N. Schwartz, prior to joining us, was Chief Financial Officer and served on the Board of Directors of DDD Group plc, a digital media company focused on developing 3D technology for the corporate and consumer markets, which is publicly traded on the London Stock Exchange’s Alternative Investment Market (“AIM”). While at DDD, Mr. Schwartz was responsible for arranging the listing and initial public offering of DDD on AIM. Previously, he founded and was Chief Financial Officer of Bodega Latina Corporation, a Latino oriented grocery retailer operating warehouse supermarkets in the Los Angeles area with sales of approximately $90 million. Mr. Schwartz was an investment banker at Credit Suisse First Boston and Donaldson Lufkin & Jenrette, where he secured, structured and negotiated the first round of institutional financing for Starbucks Coffee and also served on their Board of Directors. He received a Bachelor of Arts degree in economics and political science from Claremont McKenna College and a Masters of Business Administration degree with honors from Harvard Business School.

     Larry Leitner is a founding partner of Specialty Commodities, Inc., an international commodities importing, trading, and distribution company established in 1987 with offices and warehouses in Los Angeles, California and Fargo, North Dakota. Specialty Commodities, Inc. is one of the largest importers and distributors of nuts, dried fruits, seeds, and grains, supplying the snack food, health, food, bakery and bird food industries in North America and Europe. Mr. Leitner is also a partner in Suntree, LLC, a California manufacturer, roaster and packager of nuts and dried fruits established in 1996, supplying major supermarkets and club stores in the United States. He received his Bachelor of Science degree from North Dakota State University.

     Alan Stern is a founding partner of Specialty Commodities, Inc., an international commodities importing, trading, and distribution company established in 1987 with offices and warehouses in Los Angeles, California and Fargo, North Dakota. Specialty Commodities, Inc. is one of the largest importers and distributors of nuts, dried fruits, seeds and grains, supplying the snack food, health food, bakery and bird food industries in the North America and Europe. Mr. Stern is also a partner in Suntree, LLC, a California manufacturer, roaster and packager of nuts and dried fruits established in 1996, supplying major supermarkets and club stores in the United States. He received his Bachelor of Arts degree from the City of London School of Business Studies (City University).

     Steven Gerber, M.D., served as Managing Director and head of Health Care Equity Research for CIBC Oppenheimer between 1990 and 2002. Twice he was named to The Wall Street Journal’s All-Star Analyst’s List. Dr. Gerber received a Masters of Business Administration degree with an emphasis in finance from UCLA, an M.D. from Tufts University, and a Bachelor of Arts degree from Brandeis University. He is also a Diplomate of the American Boards of Internal Medicine and Cardiovascular Disease. Dr. Gerber is a member of the Board of Overseers of Tufts University School of Medicine, and a medical expert for the Social Security Administration. He serves on the Board of Directors of Immusol Corporation, a privately held biotechnology company based in San Diego, California.

     Greg H. Guettler has been our President and a Director since September 1997. Mr. Guettler has more than 20 years of experience in sales, marketing and management positions within the medical industry. Prior to joining us, Mr. Guettler was a senior manager at Universal Hospital Services, Inc. (“UHS”), a nationwide provider of medical devices and “per-use” device management services to the health care industry. During his 14 years at UHS, Mr. Guettler held positions as Director of National and Strategic Accounts where he led a national accounts sales team, as Director of Alternate Care and Specialty Product Promotions where he was responsible for the development of UHS’s alternate care business unit and the nationwide distribution of new medical products, and as Marketing Manager where he was responsible for company-wide marketing and planning. Additionally, Mr. Guettler has held territory, sales, sales management, product management, marketing and business development positions for the American Red Cross Blood Services. Mr. Guettler holds a Bachelor of Arts degree from the University of St. Thomas in St. Paul, Minnesota (1977) and a Master of Business Administration degree (M.B.A.) from the University of St. Thomas Graduate School of Management in St. Paul, Minnesota (1983).

     Kenneth W. Brimmer was elected to our Board of Directors in November 1995, and served as the Chairman of our Board from June 5, 2000 to August 28, 2003. Since December 2001, Mr. Brimmer has served as Chief Manager of Brimmer Company, LLC. Mr. Brimmer was CEO of Active IQ Technologies, Inc. from April 2000 to December 2001 and served as Chairman of the Board of Active IQ Technologies, Inc. from April 2000 until June 2003. Previously, Mr. Brimmer was President of Rainforest Cafe, Inc. from April 1997 until April 2000 and was Treasurer from its inception during 1995. Mr. Brimmer was employed by Grand Casinos, Inc. and its predecessor from October 1990 until April 1997. Mr. Brimmer also currently serves as Chairman of the Board of Directors for Entrx Corporation and Sterion Incorporated and is a director of Chiral Quest, Inc. Mr. Brimmer holds a Bachelor of Arts degree (1977) in accounting from Saint John’s University in Collegeville, Minnesota.

     Jay N. Cohn, M.D., has served as a member of our Board of Directors since our inception in July 1988. Since 1974, Dr. Cohn has been employed by the University of Minnesota Medical School as a Professor of Medicine and he was Head of its Cardiovascular Division from 1974 through 1997. Dr. Cohn discovered that arterial elasticity indices could be determined from blood pressure waveforms in the late 1970’s and he is a co-inventor of the pulse contour analysis technology used in our CardioVascular Profiling System Products. Dr. Cohn is our Chief Medical Consultant and has been a consultant to several pharmaceutical firms both in the U.S. and overseas. He became the Chairman of our Scientific and Clinical Advisory Board during 1996. Dr. Cohn is a past President of the American Society of Hypertension, the International Society of Hypertension and the Heart Failure Society of America, and is a member of some 17 professional societies. He is immediate past editor-in-chief of the Journal of Cardiac Failure, has authored almost 600 scientific articles, is a member of the editorial board of 15 professional journals and co-edited the recent second edition of the textbook, Cardiovascular Medicine. Dr. Cohn also serves on the Board of Directors of Cardiovascular Disease Prevention, Inc. (CDPI), a development stage company intending to create a nationwide network of clinics providing cardiovascular health assessment using “state of the art” disease assessment technologies, one of which will be the CVProfilor®. Dr. Cohn received his M.D. degree from Cornell University (1956).

Identification of Executive Officers

     Set forth below is biographical and other information on our executive officers. Information about Mr. Mark N. Schwartz, our Chief Executive Officer, and Mr. Greg H. Guettler, our President, may be found under the heading “Identification of Directors.”

Name	Age	Position

Charles F. Chesney, D.V.M., Ph.D., R.A.C	60	Executive Vice President, Corporate Secretary, and Chief Technology Officer
James S. Murphy	59	Senior Vice President, Finance and Administration and Chief Financial Officer

     Charles F. Chesney, D.V.M., Ph.D., R.A.C,. served as our President and Chief Executive Officer from our inception in 1988 until January 1, 1996, when he became our Executive Vice President and Chief Technology Officer. He served on our Board of Directors from our inception in July 1988 until his resignation effective August 28, 2003. He has been our Corporate Secretary since December 1988. From 1978 until 1997, Dr. Chesney was a consultant to P-T Consulting Associates, Inc., a biomedical research, product development and consulting firm, which he owns. From 1984 to 1987, Dr. Chesney was employed by the 3M Company as Research and Development Manager for 3M/Riker Laboratories in its Pharmaceutical and Health Care Divisions. Dr. Chesney is the founder of and provided the management for a software systems firm which offers data base management systems to large drug and chemical companies. For more than 15 years he was employed by pharmaceutical firms in the field of drug safety and regulatory toxicology and pathology. He is the author of more than 35 scientific publications in the field of medical pathology, toxicology and cardiovascular physiology. Dr. Chesney is a member of more than 30 professional societies and has been engaged in new product research and development in the pharmaceutical, medical device and bio-technology industries since 1974. He is an inventor regarding some of our cardiovascular profiling technology and is named as such on more than 10 patents issued in the U.S. and in foreign countries. During 1991, Dr. Chesney became “Board Certified” in regulatory affairs (“R.A.C.”) by the Certification Board of the Regulatory Affairs Professional Society. Dr. Chesney holds the degree of Doctor of Veterinary Medicine from the University of Minnesota-St. Paul (1970) and a Ph.D. in Medical Pathology with a minor in Cardiovascular Physiology from the University of Wisconsin-Madison (1973).

     James S. Murphy joined us as Vice President of Finance and Chief Financial Officer during May 1996. In March 2000, his title was changed to Senior Vice President, Finance and Administration and Chief Financial Officer. Mr. Murphy was Controller of Gaming Corporation of America from December 1992 through November 1995. From 1978 to 1988, he was a tax partner with Fox, McCue and Murphy, a certified public accounting firm located in Eden Prairie, Minnesota. From 1970 to 1978, Mr. Murphy was employed by Ernst & Ernst (currently named Ernst & Young LLP) with both audit (six years) and tax (two years) experience. Mr. Murphy currently serves on the Board of Directors of Lightning Rod Software, Inc. Mr. Murphy is a member of the American Institute of Certified Public Accountants as well as the Minnesota Society of CPAs. He holds a Bachelor of Science degree from Saint John’s University in Collegeville, Minnesota (1966) and a Master of Business Administration degree (M.B.A.) from the University of Minnesota (1968).

Certain Relationships And Related Transactions

     See “Change of Control” for a full description of the Unit Placement and related transactions.

     To facilitate our continued operations pending a closing of the Unit Placement, we obtained $20,000 bridge financing loans on August 4, 2003 from each of Kenneth W. Brimmer, our Director, and James S. Murphy, our Senior Vice President, Finance and Administration, and Chief Financial Officer and on August 15, 2003 we obtained an additional $75,000 bridge financing loan from Dr. Jay N. Cohn, our director. The bridge financing loans are each evidenced by unsecured promissory notes (collectively, the “Bridge Financing Notes”). The Bridge Financing Notes accrued interest at the annual rate of 8% and were due on demand of the holder at any time after September 1, 2003. In connection with the Unit Placement, the principal amounts due under the Bridge Financing Notes were automatically converted into Units in the Unit Placement at the same rate as a cash investment.

     On June 11, 2001, we entered into an employment agreement with Ronald J. Cacicia with a one-year term. Under that agreement, Mr. Cacicia was to serve as our Vice President, Sales and Marketing and receive a base salary of $120,000. The agreement provided for increases to the base salary based upon performance, as well as bonus and incentive payments and the opportunity to receive stock options for the purchase of our common stock. Further, the agreement had non-compete and confidentiality provisions that prohibited Mr. Cacicia from disclosing our confidential information and from competing with us or soliciting our employees for a period of one year following the termination of the employment relationship. If the agreement was terminated without cause before the one-year term expired, we would be obligated to continue making base salary payments until the expiration of the agreement or for a period of six months, whichever is less. Upon a change of control which leads to termination of employment for reasons other than “for cause” or “good reason,” we would be obligated to pay a severance payment based upon the base salary. Mr. Cacicia ceased serving as our Vice President, Sales and Marketing effective August 15, 2001.

     On October 30, 1995, we entered into a four-year consulting agreement with Jay N. Cohn, M.D., a member of our Board of Directors. Dr. Cohn is also one of our founders and serves as our Chief Medical Consultant and Chairman of our Scientific and Clinical Advisory Board. The agreement was cancelable for any reason by either us or Dr. Cohn upon 60 days prior notice. Under the terms of the agreement, we agreed to grant Dr. Cohn nonqualified stock options to purchase 449,265 shares, which are exercisable for a period of ten years at an exercise price of $1.70 per share, to serve as clinical liaison and spokesman for our arterial compliance technology and to use his best efforts to forward the research, clinical penetration and marketing of our Products. All of the shares underlying these options have been fully vested.

     On August 28, 1998, our Board of Directors agreed to amend Dr. Cohn’s consulting agreement. Under the amended consulting agreement, Dr. Cohn performed marketing, sales and public relations activities. As consideration for such additional services, we granted to Dr. Cohn an option to purchase 100,000 shares of common stock under our 1998 Stock Option Plan, with an exercise price equal to $3.656 per share (which was the fair market value of the common stock on the date of grant). The option vested in three equal annual installments commencing on the date of grant. The consulting agreement was extended through August 2001.

Compliance With Section 16(a) Of The Securities Exchange Act Of 1934

     Section 16(a) of the Exchange Act requires our officers and directors, and persons who beneficially own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. The SEC has designated specific due dates for such reports and we must identify in this Schedule 14F those persons who did not timely file such reports.

     Based solely upon a review of Forms 3, 4 and 5, we believe that, during the fiscal year ended June 30, 2003, our directors and officers, and persons who beneficially own more than 10% of our common stock, complied with all applicable filing requirements, with the following exceptions: Dr. Cohn and Mr. Brimmer each filed one Form 4 late with respect to options granted to them on December 10, 2002.

Meetings Of The Board Of Directors And Committees

     Our Board of Directors met six times and took written action in lieu of meeting seven times during fiscal year 2003. The Audit Committee met once and the Compensation Committee took a written action in lieu of a meeting once during fiscal year 2003. Each incumbent director attended at least 75% of the aggregate of the total number of Board meetings and the total number of meetings of all committees on which he served during fiscal year 2003.

     Our Board of Directors has appointed an Audit Committee and a Compensation Committee. The Compensation Committee reviews and makes recommendations to the Board concerning salaries, bonus awards and benefits for officers and key employees. The Committee also administers our stock option plans. Members of the Compensation Committee are Mr. Brimmer and Dr. Cohn. Information about our Audit Committee may be found below under the heading “Report of the Audit Committee.”

Report of the Audit Committee

     The Board of Directors has established an Audit Committee currently comprised of Dr. Jay N. Cohn and Kenneth W. Brimmer. The Audit Committee operates under an Audit Committee Charter, adopted effective June 5, 2000. Each of the members of the Audit Committee is an independent director as defined by The Nasdaq Stock Market, Inc. listing standards.

     The Audit Committee of the Board of Directors is responsible for the selection and approving the compensation of the independent auditors, providing independent, objective oversight of our financial reporting system by overseeing and monitoring management’s and the independent auditors’ participation in the financial reporting process.

     The Audit Committee met once in fiscal year 2003. The Audit Committee has not yet completed its review of the audited financial statements for the fiscal year ended June 30, 2003 and therefore, is not able to report on its discussions with our independent auditors, Ernst & Young LLP, or its recommendation as to the inclusion of the audited financial statements in our Annual Report on Form 10-KSB for the year ended June 30, 2003.

     During fiscal year 2002, the Audit Committee met twice and communicated with our independent auditors, Ernst & Young LLP. During these fiscal 2002 meetings, with and without management present, the Audit Committee reviewed and discussed the audited financial statements with management and Ernst & Young LLP. Management represented to the Audit Committee that our fiscal 2002 financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the financial statements with management and the independent auditors. These discussions with Ernst & Young LLP also included the matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

     At the fiscal 2002 meeting, Ernst & Young LLP provided to the Audit Committee the written disclosures and the letter regarding its independence as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). This information was discussed with Ernst & Young LLP.

     Based on the discussions with management and Ernst & Young LLP, the Audit Committee’s review of the representations of management and the report of Ernst & Young LLP, the Audit Committee recommended to the Board that the audited financial statements for fiscal year 2002 be included in our Annual Report on Form 10-KSB for the year ended June 30, 2002 filed with the U.S. Securities and Exchange Commission. The Audit Committee anticipates a similar review process in connection with the fiscal year 2003 audited financial statements to be included in our Annual Report on Form 10-KSB for the year ended June 30, 2003.

Jay N. Cohn		Kenneth W. Brimmer
By The Audit Committee Of The Board Of Directors

Compensation Of Directors And Executive Officers

Executive Compensation

     The following table sets forth the cash and non-cash compensation for the years indicated earned by or awarded to Greg H. Guettler, our President and our only other executive officers whose total cash compensation exceeded $100,000 (the “Named Executive Officers”) in fiscal year 2003.

Summary Compensation Table

				Long-Term
				Compensation
				Awards

		Annual Compensation		Securities
	Fiscal Year			Underlying	All Other
Name and Principal Position	Ended June 30	Salary	Bonus	Options	Compensation

Greg H. Guettler	2003	$117,010	$—	150,000	—
President	2002	152,113	—	25,000	—
	2001	150,113	21,932	30,000	—
Charles F. Chesney	2003	117,010	—	150,000	—
Executive Vice President, Secretary	2002	152,113	—	25,000	—
and Chief Technology Officer	2001	148,562	20,872	30,000	—
James S. Murphy	2003	107,815	—	150,000	—
Senior Vice President, Finance and	2002	140,160	—	25,000	—
Administration and Chief Financial	2001	140,160	20,800	30,000	—
Financial Officer

     The following table provides information about stock option grants made during the fiscal year ended June 30, 2003 to each of the Named Executive Officers.

Option Grants In Fiscal Year 2003

	Number of	Percent of Total
	Securities	Options Granted
	Underlying	to Employees in	Exercise or Base
Name	Options Granted	Fiscal Year	Price ($/Share)	Expiration Date

Greg H. Guettler	150,000	27.4%	$.18/share	5/29/2013
Charles F. Chesney	150,000	27.4%	$.18/share	5/29/2013
James S. Murphy	150,000	27.4%	$.18/share	5/29/2013

     The following table summarizes stock option exercises during the fiscal year ended June 30, 2003 and the total number of options held as of June 30, 2003 by the Named Executive Officers.

Aggregated Option Exercises in Fiscal Year 2003 and
Fiscal Year End Option Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options
	Shares		Options at June 30, 2003		at June 30, 2003(1)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Greg H. Guettler	—	—	349,428	30,000	$22,500	$0
Charles F. Chesney	—	—	517,474	15,000	22,500	0
James S. Murphy	—	—	308,124	0	22,500	0

(1)	The values have been calculated based on the closing sale price for our common stock as of June 30, 2003 of $.33 per share (before payment of applicable income taxes).

Compensation of Directors

     Members of the Board of Directors receive no cash compensation for such service. For board service in fiscal year 2002, we followed our historical option-based compensation policy: each newly appointed or elected non-employee director will be granted a ten-year option, vesting over four years, for 20,000 shares of our common stock; each non-employee director will be granted a ten-year option for 3,000 shares of our common stock at the end of each year of service, vested as of the date of grant; and the Chairman of our Board of Directors will be granted an additional ten-year option for 1,000 shares of our common stock at the end of each year of service, vested as of the date of grant. All stock options will have an exercise price of the fair market value of our common stock on the date of grant. For service in fiscal year 2002, Mr. Brimmer and Dr. Cohn, our non-employee directors, were each granted an option to purchase 3,000 shares of our common stock at an exercise price of $.43 per share and as the Chairman of the Board of Directors during fiscal 2002, Mr. Brimmer was granted an additional option for 1,000 shares of our common stock. These stock options were granted on December 10, 2002 at an exercise price equal to $.43 per share, the fair market value of our common stock on the date of grant. All options to these non-employee directors during fiscal year 2002 were granted under the terms and conditions as described above consistent with our historical option-based compensation policy. No option grants have been made with respect to service in fiscal year 2003 and no cash compensation has been paid for fiscal 2003 service. In the future, the Board intends to reassess the policy for the compensation of the members of the Board of Directors.

Employment Agreements

     We do not yet have an employment agreement with Mr. Mark N. Schwartz, our Chief Executive Officer as of August 28, 2003. In connection with the Unit Placement, we have agreed to enter into a one-year employment agreement with Mr. Schwartz to serve as our Chief Executive Officer and Chairman of the Board. We anticipate that the employment agreement with Mr. Schwartz will be finalized in the near term. See “Change of Control” for additional information about this employment agreement. On December 22, 1999, we entered into employment agreements with Charles F. Chesney, Greg H. Guettler and James S. Murphy, each with a two (2) year term. Charles F. Chesney serves as our Executive Vice President, Chief Technology Officer and Secretary. Greg H. Guettler serves as our President. James S. Murphy serves as our Senior Vice President, Finance and Administration and Chief Financial Officer. These employment agreements have expired by their terms and, therefore, such employees are employed at-will by us.

     On March 28, 2001, we entered into an employment agreement with E. Paul Maloney with a two (2) year term. Pursuant to the agreement, Mr. Maloney served as our Vice President, Engineering with a base salary of $140,000. As part of our cash conservation plan, Mr. Maloney agreed to receive half his salary in cash commencing December 23, 2002 through May 21, 2003. Mr. Maloney resigned as our Vice President, Engineering on May 21, 2003. The agreement contains non-compete and confidentiality provisions which prohibit Mr. Maloney from disclosing our confidential information and competing with us or soliciting our employees for a period of one year after the termination of his employment with us.

Compensation Committee Interlocks and Insider Participation

     None of our executive officers served in fiscal year 2003 or currently serves as a member of the board of directors or the compensation committee of any entity having one or more executive officers who serve as members of our Board or our Compensation Committee.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HYPERTENSION DIAGNOSTICS, INC

/s/ Mark N. Schwartz Mark N. Schwartz, Chief Executive Officer

Dated: September 8, 2003